U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission File Number: 001-36885

TANTECH HOLDINGS LTD.

Tantech Holdings Ltd.

No. 10 Chen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323600

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On December 14, 2017, Tantech Holdings Ltd. (the “Registrant” or “Tantech”), a clean energy company in China, entered into a sale agreement and related agreements (the “Agreements”) to transfer its Electric Double-Layer Capacitor (“EDLC”) carbon business (including intellectual property rights and equipment) to Zhejiang Apeikesi Energy Co., Ltd. (the “Buyer”), a PRC start-up company controlled by Dr. Zaihua Chen, the Registrant’s current Chief Technology Officer (the “CTO”). After the completion of the proposed transactions, the Registrant intends to focus its core business on the development of electric vehicle products. Tantech’s Board of Directors approved the terms of the sale based on a valuation report obtained by the parties and with knowledge that Dr. Chen is currently the Registrant’s CTO.

The decision of the Registrant to divest its EDLC carbon business was made based on business considerations as well as political and policy reasons, including the fact that the company’s EDLC carbon business had been dependent on a very limited number of customers, (2) a challenging market condition and unfavorable political climate and (3) the company’s transition of its core business to electric vehicle business.

Pursuant to the Agreements, Tantech will sell and transfer to the Buyer all of its intellectual property rights related to EDLC carbon and the equipment for R&D and production. The Buyer will pay Tantech a total purchase price of RMB16 million. The payment will be made over 10 years. Other key terms include the following: (a) the first payment of 28% of the total purchase price, or RMB4.48 million, will be made in 2017, consisting of RMB3.2 million in cash advancement and RMB1.28 million as payment for Tantech’s EDLC carbon related IP rights; (b) the remaining balance of the purchase price will be paid evenly over the next nine years; (c) the second payment of RMB1.28 million of the purchase price and cash interests on the remaining cash receivable will be made in 2018; and (d) Tantech will lease its office space, including offices and EDLC carbon R&D and production facilities, to the Buyer, subject to a concession of a free leasehold for the first two years. As part of the transactions, Dr. Chen will resign from the Registrant’s CTO position on or before December 31, 2017.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TANTECH HOLDINGS LTD

By:	/s/ Zhengyu Wang
Name: Zhengyu Wang Title: Chief Executive Officer

Dated: December 19, 2017